SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 9 2008
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

08030627

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50041

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Uhlmann Price Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Blvd, Suite 1340 A
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James D. Baer (312) 264-4343
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 2 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James D. Baer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Uhlmann Price Securities, L.L.C., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

OFFICIAL SEAL
JENNIFER MCGING
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/11/11

State of Illinois
County of Cook

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Members
Uhlmann Price Securities, L.L.C.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Uhlmann Price Securities, L.L.C. (the Company) as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Uhlmann Price Securities, L.L.C. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 28, 2008

Uhlmann Price Securities, L.L.C.

Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	565,204
Deposit with clearing broker		75,000
Commissions receivable		404,292
Furniture, equipment, software and leasehold improvements, net of accumulated depreciation and amortization of $56,667		50,803
Due from affiliates and employees		48,913
Other assets		107,995
Total assets	$	1,252,207
Liabilities and Members' Capital		
Liabilities		
Commissions payable	$	275,639
Accounts payable, accrued expenses and other liabilities		71,101
Distribution payable to member		15,046
Total liabilities		361,786
Members' capital		890,421
Total liabilities and members' capital	$	1,252,207

The accompanying notes are an integral part of the statement of financial condition.

Uhlmann Price Securities, L.L.C.

Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Uhlmann Price Securities, L.L.C. (the Company), a limited liability company, was organized in the State of Illinois on February 19, 1997, and will terminate on December 31, 2043. The Company is a broker-dealer registered with the Securities and Exchange Commission, a member of the Financial Industry Regulatory Authority and also registered as an introducing broker with the National Futures Association. The Company introduces its customers to clearing brokers on a fully disclosed basis. The Company also acts as a selling agent for public commodity pools.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The following is a summary of the Company's significant accounting policies:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Commission revenue and related expenses arising from securities and commodity transactions are recorded on a trade-date basis. Commission and commission trail revenue earned on the sale of public commodity pools are recorded on the accrual method.

Cash and cash equivalents: Cash and cash equivalents consist of all cash accounts and highly liquid investments with maturity of three months or less when purchased.

Fair value of financial instruments: Substantially all of the Company's assets and liabilities are considered financial instruments and are reflected at fair value, or at carrying amounts that approximate fair values based on the short maturity of the instruments.

Income taxes: The Company is an Illinois limited liability company and is not subject to federal income tax. The Company's members individually are required to file federal and state income tax returns recognizing their allocable portion of the Company's taxable income.

Furniture, equipment, software and leasehold improvements: Furniture, equipment, software, and leasehold improvements are recorded at cost. Furniture, equipment, and software are depreciated on a straight-line basis over the estimated useful lives on the assets. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or the estimated useful lives of the assets.

Note 1. Nature of Business and Significant Accounting Policies (continued)

New accounting pronouncements: In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48 these will be accounted for as an adjustment to the opening balance of members' capital. Additional disclosures about the amounts of such liabilities will be required also. In February 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2007. FIN 48 is effective for the Company in its year ended December 31, 2008. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and its potential effect on the financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. This Statement is effective for fiscal years beginning after November 15, 2007. SFAS 157 is effective for the Company in its year ended December 31, 2008. The Company is currently assessing the potential effect of SFAS No. 157 on its financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS No. 159 permits companies to elect to follow fair value accounting for certain financial assets and liabilities in an effort to mitigate volatility in earnings without having to apply complex hedge accounting provisions. The standard also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. SFAS No. 159 is effective for the Company in its year ended December 31, 2008. The Company is currently evaluating the impact of the adoption of SFAS No. 159, if any, on its financial position, results of operations and cash flows.

Note 2. Operating Agreement

Pursuant to the Company's third amendment to the amended and restated operating agreement dated December 31, 2003, in the event of a deadlock, as defined in the agreement, disputing members will have the right to compel opposing members to sell their membership units according to certain terms or to buy the disputing members' units under the same terms. In addition, Company members selling a majority of the Company units to a third party shall have the right to compel other Company members to sell their membership units to the same third party.

The agreement also states that during every fiscal year, profits and losses are to be allocated to each member's capital account as determined by a meeting of the members and stated in the minutes to that meeting. Any remaining profits are to be allocated on the basis of the members' ownership percentages. If the members do not meet to determine the allocation, the profit or loss shall be allocated in proportion to the members' ownership percentages.

Note 3. Purchase Agreement

Pursuant to the terms of a Purchase Agreement dated December 31, 2001, two members had the option to acquire an additional 30% of the Company. Effective December 1, 2003, the two members exercised their rights under such option. In accordance with the terms and conditions of the option, the Company was required to pay an existing member or his spouse 10% of the Company's net profits for a period of three (3) years ending December 31, 2006. Beginning January 1, 2007, the Company will be required to pay 5% of the net profits to the member or his spouse until the death of both. Other terms and conditions are contained therein.

Note 4. Commitments, Contingent Liabilities and Related Party Transactions

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

The General Partner of the commodity pools is an affiliated entity of the Company. At December 31, 2007, $100,016 of commissions receivable is recorded on the statement of financial condition related to these activities.

The Company leases office space from an affiliated entity pursuant to a verbal agreement on a month-to-month basis.

The Company has entered into an agreement with an affiliate, Alternative Investment Services, LLC ("AIS"), whereby the Company is entitled to receive a 20% participation in the operating profits of AIS. This participation percentage is subject to dilution should additional members be admitted into AIS. For the year ended December 31, 2007, AIS generated an operating loss, therefore, the Company did not receive an allocation for its participation interest.

Note 5. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

Securities transactions of customers are introduced to and cleared through clearing brokers. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions when necessary.

Securities owned may be used as collateral by the clearing brokers for amounts owed to such clearing brokers.

Note 5. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk (continued)

In the normal course of business, the Company is contingently liable to its clearing brokers for margin or cash deposit requirements of customer securities transactions, as well as the failure of delivery of securities sold or payment for securities purchased by a customer.

The clearing and depository operations for the Company's security transactions are performed by its clearing brokers pursuant to a clearance agreement. At December 31, 2007, $75,000 is reflected on the statement of financial condition as a clearing deposit held with its clearing brokers, which are members of a nationally recognized exchange. Additional terms of the agreement required the Company to maintain a minimum coverage on its broker's blanket bond. The Company is prohibited from entering into similar agreements without prior written approval from the clearing broker-dealer. The agreement may be terminated by either party with 90 days prior written notification. In addition, if the Company terminates this agreement at any time, it will be liable for expenses incurred by the clearing broker-dealer in connection with transferring, converting or closing the accounts held at the clearing broker-dealer. The Company consistently monitors the credit worthiness of the clearing brokers to mitigate the Company's exposure to credit risk.

The Company does not anticipate nonperformance by clients or counterparties in the preceding situations. If either a customer or counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party and, in such circumstances, the Company may sustain a loss. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts with two financial institutions. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per depositor, per bank. The Company had cash at December 31, 2007 that exceeded the balances insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $591,043, which was $541,043 in excess of its required net capital of $50,000. At December 31, 2007, the Company's net capital ratio was .61 to 1.

END